Filed by Velodyne Lidar, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Velodyne Lidar, Inc.

Commission File No.: 001-38703

The following information was provided to investors during a joint investor call held by Ouster and Velodyne on November 7, 2022.

Ouster and Velodyne Joint Call Script—November 7th, 2022

IR

•	Good morning, everyone. My name is Sarah Ewing and I am the Director of Investor Relations at Ouster.

•	Welcome to the joint webcast regarding the proposed merger of Ouster Inc. and Velodyne Lidar, Inc.

•	This webcast will remain available on the Ouster and Velodyne Investor Relations websites following the conclusion of these prepared remarks.

•	I am joined today by Ouster Chief Executive Officer, Angus Pacala, and Velodyne Chief Executive Officer, Ted Tewksbury.

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Before we begin the prepared remarks, we would like to remind you that Ouster and Velodyne issued a joint press release announcing the proposed merger earlier this morning. Both companies also published a joint investor presentation, which is available on the Investor Relations sections of Ouster.com and Velodyne.com.

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I’d also like to remind everyone that during the course of this conference call, the management of Ouster and Velodyne will discuss the proposed merger and other forward-looking statements regarding the Combined Company, including the expected timing of the closing of the proposed transaction; the expected benefits of the proposed transaction; the cash position of the Combined Company and timeline to achieve profitability; and the competitive ability and position of the Combined Company, all of which is intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for forward-looking statements.

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While these statements represent management’s expected future results and performance, the actual results of Ouster, Velodyne and the Combined Company are subject to many risks and uncertainties that could cause actual results to differ materially from current expectations that we may share with you today. In addition to any risks highlighted during this call, you should consider the important risk factors and other disclosures that may affect Ouster’s and Velodyne’s and, if applicable, the Combined Company’s future results as described in their most recent Annual Reports on Form 10-K and other reports Ouster or Velodyne files with or furnishes to the SEC and, when available, a registration statement that will include a joint proxy statement/prospectus relating to the proposed transaction. Except as required by law, rule or regulation, Ouster and Velodyne undertake no obligation to update any of these forward-looking statements for any reason after the date of this call.

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Lastly, information discussed on this call concerning the industry, competitive position and the markets in which Ouster and Velodyne operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from the internal research of Ouster or Velodyne, and are based on reasonable assumptions and computations made upon reviewing such data, and management’s experience in, and knowledge of, such industry and markets. By definition, assumptions are subject to uncertainty and risk, which could cause results to differ materially from those expressed in the estimates.

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In connection with the proposed transaction, Ouster and Velodyne intend to file documents with the SEC, including a Registration Statement on Form S-4, containing a joint proxy statement and prospectus. Investors and security holders are urged to read carefully the joint proxy statement/prospectus when it is filed with the SEC, and other documents filed by either company with the SEC relating to the proposed transaction when they are filed, because they will contain important information.

•	I would now like to turn the call over to Ouster CEO, Angus Pacala and Velodyne CEO, Ted Tewksbury.

Ouster CEO

Thanks, Sarah, and good morning. Earlier today we announced the proposed merger of Ouster and Velodyne in an all-stock transaction that is expected to drive significant value creation for our combined customers, shareholders and company.

With the proposed merger of our two companies, we have an incredible opportunity to transform the multi-billion-dollar market for sensing technologies across automotive, industrial, robotics, and smart infrastructure applications as we work to usher in a new age of autonomy powered by affordable and performant lidar technology.

Ouster’s cutting-edge digital lidar technology, evidenced by strong unit economics and the performance gains of our new products, complemented by Velodyne’s decades of innovation, high-performance hardware and software solutions, and established global customer footprint, positions the Combined Company to accelerate the adoption of lidar technology across fast-growing markets with a diverse set of customer needs. This will enable us to deliver the performance customers demand, while achieving price points low enough to promote mass adoption.

With Ted Tewksbury as Executive Chair of the Board, and me continuing on as CEO, we will work hand-in-hand to lead a breakaway lidar company with deep expertise, industry leading technology, a world-class commercial organization, and a strong balance sheet. I’m confident that our proposed merger with Velodyne is the best way to strategically build scale to achieve sustainable and profitable growth, and maximize the value of our respective businesses.

Velodyne CEO

Thank you, Angus. I couldn’t agree more. We believe that this proposed merger is the best opportunity for both of our companies to increase long-term shareholder value by creating a unified company with an optimized business model, strengthened cash position, dynamic growth opportunity, and enormous operational efficiencies to drive the Combined Company toward profitability.

As both companies have expressed many times, lidar is an increasingly important technology for autonomy, given its ability to dramatically improve the efficiency, productivity, safety, and sustainability of a world in motion. The Combined Company will aim to foster a healthy lidar industry by offering both affordable, high-performance sensors to drive mass adoption across diverse customer applications, and by creating enough scale to reduce product costs and drive sustainable revenue growth.

Velodyne developed and manufactured the first high-performance 3D lidar and spawned an entire industry. With our broad portfolio, Velodyne has shipped well over 73,000 sensors to date. We also recently augmented our sensors with AI, software and analytics capabilities to provide full solutions to accelerate our customers’ development of autonomous systems.

Meanwhile, Ouster has made significant advancements in chip and sensor technologies to lower the cost of lidar, making it more affordable across a broad range of applications. As a result, Ouster enjoys among the highest gross margins in the lidar industry today, and has quickly scaled the adoption of their technology with approximately 16,000 sensors shipped to date.

The combination of Ouster and Velodyne is highly complementary. Through anticipated operational synergies, technological innovation, and streamlined organizational best practices, we expect the Combined Company to significantly improve its financial performance and product development faster than either of the two companies could achieve independently.

We are excited to be part of the first major merger in the lidar industry. I look forward to Veldoyne combining forces with Ouster to continue to serve our customers with innovative and affordable lidar solutions as they transition to high-volume commercial production, and to pursue the addressable opportunities for lidar within the vast and expanding market for sensing technologies.

I’ll now turn the call back over to Angus to walk through our deal rationale in more detail.

Commercial and Competitive Rational

Thanks, Ted. I am excited for the opportunity to leverage both of our companies’ strengths to create a solid business foundation with more expansive commercial reach and an innovative technology roadmap.

Together, Ouster and Velodyne will hold one of the most attractive IP positions in and around 3D lidar with 173 granted and 504 pending patents, all backed by over 20 years of combined experience in lidar.

With best-in-class hardware and verticalized software solutions, our Combined Company will be able to provide greater value to customers across a wide range of fast-growing end markets, and drive accelerated innovation as our teams collaborate to build a lidar product roadmap that will provide tremendous benefits to customers.

Building a software ecosystem will continue to be an important part of our product roadmap to catalyze growth. This software ecosystem will include best-in-class tools to simplify development for customers, accelerate their time to market, and lower the barrier of entry for new target markets.

With an expanded global commercial footprint and distribution network, we expect the Combined Company will also drive increased volumes, and subsequently reduce product costs more rapidly. Further, our unified global success team will be able to provide top-tier support to our many customers, distributors, and partners.

These offerings are essential to our ability to drive scale and compete in the large and fast-growing market for sensing technologies, which includes more established technologies like cameras, radar, GPS, and other sensor modalities.

Ted will now cover our combined expected financial synergies and the transaction details.

Synergies and Financial Position

The combination of Ouster and Velodyne is expected to unlock significant synergies, creating a company with the scale and resources to deliver valuable solutions for customers and society, while accelerating time to profitability and enhancing value for shareholders.

We plan to streamline operational expenditures to build an overall cost structure that is in line with the projected growth of the Combined Company.

As of September 30, 2022, the combined cash balance of our two companies was approximately $355 million.

Through this merger, our combined financials would be supported by significant synergies across operational expenditures. Based on stand-alone cost structures as of September 30 2022, we expect to realize at least $75 million in annualized operational expenditure synergies within 9 months after transaction-close.

Overall, this proposed merger accelerates our ability to:

1.	Reduce product costs through volume purchasing and scaled manufacturing

2.	Develop a combined product roadmap of low-cost, performant sensors that aligns with the future needs of the market

3.	Cast a wider net to reach a broader set of customers, and;

4.	Strengthen our competitiveness against other established sensing modalities, like cameras and radar.

Transaction Details

Turning to the deal itself, under the terms of the merger agreement signed on November 4th, each Velodyne share will be exchanged for 0.8204 shares of Ouster at closing. The transaction will result in existing Velodyne and Ouster shareholders each owning approximately 50% of the Combined Company. We expect a closing date in the first half of 2023, after which we will be able to provide the market with additional details about our Combined Company strategy.

As Angus stated, he will lead the Combined Company as Chief Executive Officer, and I will take on the role of Executive Chairman of the Board. The Combined Company’s Board will be comprised of eight members, with each company appointing an equal number of members. A full list of board members and executive leadership will be announced at a later date.

The proposed merger is subject to customary closing conditions, including shareholder approval of the transaction by Velodyne and Ouster. Each company will continue to operate their businesses separately and independently until the close of the merger.

Angus, back to you for closing remarks.

Close

I’ve followed Velodyne since the very beginning, and have been impressed by them more than any other lidar company currently in the market. They founded the 3D lidar industry and kick-started a broader education with customers and the public on the role lidar can and will play in our society. They built the first high-performance sensors and amassed a strong base of talented employees, customers with real-world deployments, and partners around the world.

This makes Velodyne the ideal company for Ouster to merge with to accelerate the adoption of affordable, performant lidar technology and solutions. Together, we’ll have the resources, technology, team, and commercial strategy to build a safer and more sustainable future powered by lidar while delivering increased value to all of our stakeholders.

Thank you.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of Ouster and Velodyne that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the cash position of the combined company; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Ouster’s and Velodyne’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Ouster’s and Velodyne’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining stockholder and regulatory approvals; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Ouster or Velodyne to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Ouster or Velodyne does business, or on Ouster’s or Velodyne’s operating results and business generally; (v) Ouster’s or Velodyne’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Ouster or Velodyne may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Ouster’s or Velodyne’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Ouster or Velodyne may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of the Ouster shares to be issued in the proposed transaction; (xiv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects and synergies expected from the proposed transaction, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ouster’s and Velodyne’s traded securities; (xvi) the impact of the COVID-19 pandemic on Ouster’s and Velodyne’s business and general economic conditions; (xvii) the market for and adoption of lidar and related technology and the combined company’s ability to compete in a market that is rapidly evolving and subject to technological developments; (xviii) the impact of cost increases and supply chain shortages in the components needed for the production of lidar products and related technology; and (xix) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Ouster’s and Velodyne’s response to any of the aforementioned factors. Additional factors that may affect the future results of Ouster and Velodyne are set forth in their respective filings with the United States Securities and Exchange Commission (the “SEC”), including each of Ouster’s and Velodyne’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 in Part I, Item 1A, “Risk Factors,” as updated by Ouster’s most recent Quarterly Report on Form 10-Q in Part II, Item 1A, “Risk Factors” and Velodyne’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, in Part I, Item 1A, “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Ouster and Velodyne and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements.

Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this document. While Ouster and Velodyne may elect to update such forward-looking statements at some point in the future, they disclaim any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Additional Information

In connection with the proposed transaction, Ouster and Velodyne plan to file with the SEC and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus regarding the proposed transaction (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”). INVESTORS AND OUSTER’S AND VELODYNE’S RESPECTIVE

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF OUSTER AND VELODYNE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing important information about Ouster and Velodyne, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. Ouster and Velodyne make available free of charge at www.ouster.com and www.velodynelidar.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Ouster, Velodyne and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Ouster and Velodyne in connection with the proposed transaction. Securityholders may obtain information regarding the names, affiliations and interests of Ouster’s directors and executive officers in Ouster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 28, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 27, 2022. Securityholders may obtain information regarding the names, affiliations and interests of Velodyne’s directors and executive officers in Velodyne’s definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on April 29, 2022. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Joint Proxy Statement/Prospectus relating to the proposed transaction when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Ouster’s website at www.ouster.com and Velodyne’s website at www.velodynelidar.com.